UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File 001 - 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of the Company in their meeting held on March 31, 2021, have considered the following:

1.

Taken note of completion of 2nd and final term of Mr. K Venkataramanan (DIN: 00001647) as Independent Director of the Company and consequently, he ceases to be a Director of the Company from close of business hours on March 31, 2021. The Board of Directors would like to place on record their deep appreciation for the contributions made by Mr. Venkataramanan during his association with the Company;

2.

The Board, on the recommendation of Nomination & Remuneration Committee, has appointed Mr. Dindayal Jalan (DIN: 00006882) as an Additional Director designated as Independent Director of the Company for a 1st term of 2 years effective from April 1, 2021 till March 31, 2023, subject to the approval of Shareholders of the Company;

3.

The Board has noted that Mr. GR Arun Kumar (DIN: 01874769) will be relieved from the position of Whole-time Director and Chief Financial Officer of the Company effective from close of business hours on April 24, 2021. The Board of Directors would like to place on record their deep appreciation for the contributions made by Mr. Arun Kumar during his association with the Company. The details of his successor will be announced in due course; and

4.

The Board, on the recommendation of Nomination & Remuneration Committee, has appointed Mr. Sunil Duggal (DIN: 07291685), Chief Executive Officer of the Company as an Additional Director designated as Whole Time Director & CEO and KMP of the Company effective from April 25, 2021 till July 31, 2023, subject to the approval of Shareholders of the Company.

Further, Mr. Dindayal Jalan and Mr. Sunil Duggal are not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014, with any of the Directors of the Company.

Also, in compliance with the SEBI regulations, this is to confirm that Mr. Dindayal Jalan and Mr. Sunil Duggal have not been debarred from holding the office of Director by virtue of any SEBI order or any other such authority.

The brief profiles of Mr. DD Jalan and Mr. Sunil Duggal in this regard is enclosed herewith= Exhibit 99.1

Request you to kindly take the same on record.

Exhibit 99.1:	Brief profiles of Mr. DD Jalan and Mr. Sunil Duggal

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer